

**Space Telescopes**
**Asteroid Mining**
**Space Manufacturing**

SPACEFAB.US



# Business Road Map

**Cost efficient high value space telescopes**

- Unique business model
- "Deployable optics" technology

**Asteroid mining**

- Priority on metal asteroids

**Exponential Space Manufacturing**

- Fully automated In-Space manufacturing

SpaceFab.US



# *Space Telescopes*

**SPACEFAB.US**

# Space Telescope Business

- *The* first commercial space telescope, for *both* Earth observation and space astronomy

- Maximize revenue

  - Earth observation on daytime side

  - Astronomy on night time side

SpaceFab.US

# Why Astronomy From Space

- Always perfect observing conditions

- Free of weather problems, atmospheric distortion, light pollution from city lights

- 24 hour operation, not just at night

- Longer camera exposure times

- Both Northern and Southern hemispheres are viewable

- All IR and UV wavelengths viewable, unblocked by atmosphere

SpaceFab.US

# Space Observatory Services Market

- $100M annual Total Available Market for professional and amateur astronomers

- Only a few professional and amateur astronomers have access to a space based telescope → severe shortage of availability

- Market can be *profitably* serviced from our initial satellite

- Working with a major US university on multi-million dollar NSF funded program, US colleges get access to our space telescope

SpaceFab.US

# Earth Observation Services Market



- **$1.6B annual Total Available Market**
  - **Commercial mapping**
  - **Agriculture analysis**
  - **Pollution monitoring**
  - **Weather prediction**
  - **Security and Defense**

SpaceFab.US

# Waypoint Space Telescope Satellite

- **Design, build, and launch satellite #1 in 2019**
  - A corporate partner will subsidize the launch cost
  - 18 kg, 12U cubesat
  - Corrected Dall Kirkham telescope, 21 cm diameter
  - Deployable secondary mirror cuts spacecraft structure cost and launch cost in half
  - Image processing accelerated by on-board hardware
  - Three powerful cameras

SpaceFab.US

# Waypoint Space Telescope Satellite

- ## High resolution 48 Mpixel visible and near-IR camera
  - ### Astronomy:   .6 arcsecond resolution
  - ### Earth observation:   1 meter GSD, super-resolution mode

- ## Image intensified ultraviolet 8 Mpixel EMCCD camera
  - ### Exposure time reduced by 20X

- ## 150 band hyperspectral  camera
  - ### 470 nm to 900 nm
  - ### 3 meter GSD

SpaceFab.US

# SpaceFab Waypoint Space Telescope



SpaceFab.US

# SpaceFab Waypoint Space Telescope



- Cameras for UV, visible, and hyperspectral imaging

- Laser communications to our optical ground stations

- SpaceFab deployable mirror technology provides Waypoint with 3X to 35X reduction in cost

| Satellite | Mass | Cost, incl. launch | Mirror Size | Ground Resolution |
|---|---|---|---|---|
| SpaceFab Gen1 | 18 kg | Lowest | 21 cm | 1 m |
| Black Sky / SCOUT | 55 kg | $7M | 25 cm | 1 m |
| Beijing-1 | 166 kg | $60M | 31 cm | 4 m |
| Razaksat | 180 kg | $70M | 30 cm | 2.5 m |

SpaceFab.US

# Waypoint Satellite Marketing Plan



- **Astronomical imagery**
    - Low resolution is free
    - Public and private repositories
    - Archived and tasked imagery on demand
    - Subscription – access to all high resolution public data

- **Earth observation imagery**
    - Free low resolution
    - Archived and tasked imagery on demand
    - High resolution 1 meter GSD

SpaceFab.US

# Waypoint Satellite Future Development



- **Build and launch constellation**
  - Four Waypoint satellites fit on a $3M launcher
  - Low cost constellation with 1 meter GSD and high revisit rate

- **Future very high resolution optical satellite**
  - 30 cm GSD, super-resolution mode
  - Deployable secondary mirror cuts weight, size, and cost by an order of magnitude
  - Each satellite can be launched by a $10M launcher

SpaceFab.US

# Waypoint - Interior View



SpaceFab.US

# Waypoint - Interior View



SpaceFab.US

# Customers can take pictures like this from our satellite



# Customers can take pictures like this from our satellite



M83

.6 arcsec / pixel

# Customers can take pictures like this from our satellite



M51

.6 arcsec / pixel



# ASTEROID MINING

# SPACE MANUFACTURING



SpaceFab.US

# Space Manufacturing Business Line

- **Asteroid Mining and Exponential Space Manufacturing**
  - Build on technology from Space Telescope business
  - Robotic processing of metal asteroids into bulk metals
  - Make and assemble metal tooling and machinery using 3D printing and CNC machine tools
  - Exponential growth in manufacturing capacity
  - Provide in-space manufacturing as a service

SpaceFab.US

# Exponential Reduction In Costs

- **Fully automated in-space manufacturing will drive most costs down to zero**
  - ▪ **Raw material and real estate cost: zero**
  - ▪ **Continuous reduction in costs of labor, energy, equipment, and transportation means fabrication costs will approach zero**

- **Large billion dollar structures such as power beaming satellites or large space stations will become affordable**

SpaceFab.US

# Intellectual Property

- ## Patent pending ion accelerator

- ## Additional intellectual property to be filed
  - telescope vibration control system

  - extendable boom

  - repairable robotic arm

SpaceFab.US

# Who We Are

**Randy Chung, Co-founder, CEO and Chairman of the Board**

- Founder of EdgeStream, Inc. , Internet streaming video delivery
  - CTO for 15 years, system and software

- System and integrated circuit Electrical Engineer, total of 25 years
  - Satellite engineering, radar signal processing at Hughes Aircraft
  - Developed a billion dollar product, world's first single chip hard disk controller at Western Digital, used in IBM PC-AT
  - Developed CMOS imager integrated circuit products at Rockwell Semiconductor and Conexant



SpaceFab.US

# Who We Are

**Sean League, Co-founder & Spacecraft Engineering Director**

- Experienced company founder of US Telescopes, Inc.

- Astrophysicist, optical networking engineer, observatory and telescope sales and design

- nLight Inc. (anti-missile lasers), MCI Worldcom, Nortel



SpaceFab.US

# Partners

**Dr. Robert Chung,** Member of SpaceFab.US Board of Directors

- Visiting Professor at University of California at Berkeley, experienced in demography and statistical analysis

**Yen Choi,** Member of SpaceFab Board of Advisors



- Co-founder and Board Member of Fibersat, a satellite operator.  Co-founder and Board Member of Netcom Africa, a pan African Network Services Provider.

**Richard Hedrick,** Member of SpaceFab Board of Advisors



- President and CEO of PlaneWave Instruments, manufacturer of observatory class astronomical telescopes.